UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SKEENA RESOURCES LIMITED

(Exact name of the registrant as specified in its charter)

British Columbia	001-40961	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1133 Melville Street, Suite 2600		V6E 4E5
Vancouver, British Columbia, Canada		(Zip Code)
(Address of principal executive offices)

Andrew MacRitchie

Chief Financial Officer

(604) 684-8725

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01Conflict Minerals Disclosure and Report

Not Applicable.

Item 1.02Exhibit

Not Applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01Resource Extraction Issuer Disclosure and Report

Skeena Resources Limited, a British Columbia corporation (“Skeena”), is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Skeena is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirements of Item 2.01. Skeena’s ESTMA report is available on Skeena’s website at https://skeenagoldsilver.com/investors/ under “Financial Reporting,” or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01Exhibits

Exhibit No.	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

19
Date: August 20, 2025	SKEENA RESOURCES LIMITED

	By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer